October 14, 2010
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: H. Christopher Owings, Assistant Director
Re:	UGI Corporation
Form 10-K for Fiscal Year Ended September 30, 2009
Filed November 20, 2009
Proxy Statement on Schedule 14A
Filed December 15, 2009
Form 10-Qs for the Fiscal Quarters Ended December 31, 2009, March 31, 2010 and June 30, 2010
Filed February 5, 2010, May 7, 2010 and August 6, 2010
File No. 001-11071

UGI Utilities
Form 10-K for Fiscal Year Ended September 30, 2009
Filed November 20, 2009
Form 10-Qs for the Fiscal Quarters Ended December 31, 2009, March 31, 2010 and June 30, 2010
Filed February 5, 2010, May 7, 2010 and August 6, 2010
File No. 001-01398

AmeriGas Partners, L.P.
Form 10-K for Fiscal Year Ended September 30, 2009
Filed November 20, 2009
Form 10-Qs for the Fiscal Quarters Ended December 31, 2009, March 31, 2010 and June 30, 2010
Filed February 5, 2010, May 7, 2010 and August 6, 2010
File No. 001-13692

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
October 14, 2010

Dear Mr. Owings:
This responds to your letter dated September 30, 2010 (the “Comment Letter”) to UGI Corporation (“UGI”), UGI Utilities, Inc. (“UGI Utilities”) and AmeriGas Partners, L.P. (“AmeriGas”, referred to jointly with UGI and UGI Utilities as the “Corporations”, and each of UGI, UGI Utilities and AmeriGas is referred to as the “Corporation” unless the context requires otherwise) regarding the Corporations’ Annual Reports on Form 10-K for the fiscal year ended September 30, 2009 and Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 2009, March 31, 2010, and June 30, 2010, and UGI’s Proxy Statement on Schedule 14A filed on December 15, 2009. Set forth below in italics are the comments contained in your letter, together with our response.
General
1.	In order to facilitate this review, we have not repeated comments for issues that may be applicable to UGI Utilities and AmeriGas Partners. To the extent any comment applies to more than one registrant, please address the comment individually for each separate registrant. Unless stated otherwise, when we reference a page number it is a reference to a page in the 10-K of UGI Corporation.
Response: Our responses to the comments set forth below comply with this comment.
Item 7. Management’s Discussion and Analysis of Financial Condition . . . page 28
Results of Operations, page 29
2.	Where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible. For example, on page 33 you state that your Gas Utility’s “operating income during Fiscal 2009 principally reflects the previously mentioned greater total margin partially offset by higher operating and administrative and depreciation expenses, principally, incremental expenses associated with CPG Gas, and to, a lesser extent, higher pension expense, costs associated with environmental matters and greater distribution maintenance expenses.” See Item 303 of Regulation S-K and SEC Release No. 33-8350.
Response: In future filings to be made by each of the Corporations, beginning with their Annual Reports on Form 10-K for the fiscal year ended September 30, 2010, we will quantify the factors that caused changes in particular items discussed if the factor is either quantitatively or qualitatively material to an understanding of the Corporation’s results. In some cases, quantification may not be possible, such as when the change in a particular item is due to the effects of changes in weather, general economic conditions, or customer conservation. We may decide to identify other factors that caused a change in an item even though such factors are not

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
October 14, 2010

quantitatively or qualitatively material to an understanding of the Corporation’s results. In such cases, we may elect to quantify the amount of the change. Factors associated with changes in particular items of UGI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) that relate to UGI Utilities and AmeriGas will likely be based upon materiality as determined with respect to an understanding of the results of UGI Utilities and AmeriGas and consistent with materiality judgments applicable to those entities’ separate filings with the Commission. Factors associated with changes in particular items relating to UGI’s International Propane and Energy Services segments, will be based upon those factors that are quantitatively or qualitatively material to an understanding of UGI’s results.
As requested, attached as Exhibit A hereto is a revision to the portion of the MD&A included in UGI’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009 that describes the results of operations of the Gas Utility segment reflecting changes that we would make to that description to comply with this comment. The changes from the version of the MD&A included in UGI’s Form 10-K are marked. UGI will take this approach in future MD&As, including MD&As disclosed in Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filed in the future, and UGI Utilities and AmeriGas will also identify the material factors that account for changes in the items of their financial statements in their respective future MD&As.
Financial Condition and Liquidity, page 39
Long-Term Debt and Credit Facilities, page 40
UGI Utilities, page 41
3.	You state that UGI Utilities’ Revolving Credit Agreement requires it to maintain a maximum ratio of Consolidated Debt to Consolidated Total Capital, as defined, of 0.65 to 1.00. Please state if UGI Utilities’ is in compliance with this requirement. If not, please advise how UGI Utilities intends to become compliant or if the parties to the agreement have waived this requirement. Also, please define Consolidated Debt to Consolidated Total Capital as it is defined for purposes of this agreement.
Response: UGI Utilities was in compliance with the debt covenant in its Revolving Credit Agreement as of the end of each of the periods reflected in the Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q covered by the Comment Letter. In future filings of UGI and UGI Utilities, we will state whether or not UGI Utilities is in compliance with the debt covenant. If, at any time, UGI Utilities is not in compliance with the requirement, we will explain either how it intends to become compliant or whether the requirement has been waived. For your information, “Consolidated Debt,” as defined in the Revolving Credit Agreement, means, with respect to UGI Utilities, at any date, the debt (other than non-recourse debt) of UGI Utilities and its consolidated subsidiaries, determined on a consolidated basis as of such date, and “Consolidated Total Capital” means the sum of (x) Consolidated Debt plus (y) consolidated stockholders’ equity of UGI Utilities and its consolidated subsidiaries, in each case determined at such date; provided that any accumulated other comprehensive income and loss and, without duplication, any non-cash effects resulting from the application of FASB Statements No. 87, 88, 106 and 132(R) is excluded.

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
October 14, 2010

Item 9A. Controls and Procedures, page 54
4.	You state that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were “designed and functioning effectively to provide reasonable assurance . . . ” Please state, if true, that your disclosure controls and procedures are effective rather than stating that they are “functioning effectively.” Also, if you design your disclosure controls and procedures at the reasonable assurance level, please indicate as much and state that they are effective at the reasonable assurance level. Please apply this comment to your future filings as applicable and confirm your understanding in this regard.
Response: Each of the Corporations will revise the language in Item 9A of their Annual Report on Form 10-K and Item 4 of Form 10-Q to state as follows:
The Company’s disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures, as of the end of the period covered by this report, were effective at the reasonable assurance level.

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
October 14, 2010

Item 15. Exhibits, Financial Statement Schedules, page 58
5.	Please file complete copies of material agreements, including all exhibits, schedules and attachments. See Item 601(b)(10) of Regulation S-K. For example, we note that you have not provided schedules and/or exhibits to the following material agreements:
•	Exhibit 10.32 — Credit Agreement, dated as of April 17, 2009,
•	Exhibit 10.35 — Credit Agreement dated as of November 6, 2006,
•	Exhibit 10.39 — Purchase Agreement dated January 30, 2001,
•	Exhibit 10.48 — Receivables Purchase Agreement, dated as of November 30, 2001.
•	Exhibit 10.49 — Amendment No. 8, dated April 23, 2009, to Receivables Purchase Agreement, dated as of November 30, 2001.
•	Exhibit 10.53 — Pledge of Financial Instruments Account Relating to Financial Instruments held by AGZ Holding in Antargaz, dated December 7, 2005.
•	Exhibit 10.54 — Pledge of Financial Instruments Account relating to Financial Instruments held by Antargaz in certain subsidiary companies, dated December 7, 2005.
•	Exhibit 10.62 — Stock Purchase Agreement by and between PPL Corporation, as Seller, and UGI Utilities, Inc. as Buyer, dated as of March 5, 2008.
While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K. Please review your material agreements and re-file complete agreements.
Response: We will review our material contracts and refile complete agreements with our fiscal year 2010 Annual Reports on Form 10-K except to the extent the contract should have been filed under Item 601(b)(2), such as the agreements identified as Exhibits 10.39 and 10.62.

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
October 14, 2010

UGI Corporation and Subsidiaries, Financial Information, page F-1
Report of Management, page F-3
Management’s Report on Internal Control Over Financial Reporting, page F-3
6.	You state that you “maintained effective internal control over financial reporting as of September 30, 2009.” Please state if your internal control over financial reporting is effective rather than stating that you “maintained effective” internal controls.
Response: Each of the Corporations will include the following language with respect to management’s assessment of internal control over financial reporting in its future Annual Reports on Form 10-K: “Based on its assessment, management has concluded that the Corporation’s internal control over financial reporting was effective as of September 30, 20_____, based on the COSO Framework.”
7.	In future filings, please state if the registered public accounting firm that audited your financial statements issued an attestation report on the registrant’s internal control over financial reporting. Please refer to Item 308(a)(4) of Regulation S-K.
Response: Each of the Corporations will include the following language with respect to any auditor’s assessment of internal control over financial reporting included in its future Annual Reports on Form 10-K: “PricewaterhouseCoopers LLP, an independent registered public accounting firm, audited the effectiveness of the Company’s internal control over financial reporting as of September 30, 20_____, as stated in their report, which appears herein.”

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
October 14, 2010

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 21
Determination of Competitive Compensation, page 21
8.	You state that your executive compensation analysis is weighted 75 percent based on general industry data in Towers Perrin’s General Industry Executive Compensation Database and 25 percent based on Towers Perrin’s Energy Services Executive Compensation Database. Please discuss in greater detail how you apply these weightings to the industry data and what the impact of applying different weightings has on your decision-making.
Response: In order to provide the UGI Compensation Committee with market data reflecting the relative sizes of UGI’s non-utility and utility businesses, Towers Perrin (now Towers Watson) first calculated the market rate for comparable executive positions in each of the Towers Perrin General Industry Executive Compensation Database, excluding utility companies and financial institutions (“General Industry Database”), and the Towers Perrin Energy Services Executive Compensation Database (“Energy Services Database”), which includes utility companies primarily. Towers Perrin then weighted the General Industry Database data point 75% and the Energy Services Database data point 25% and added the two. For example, if the relevant market rate for a particular executive position was $100,000 in the General Industry Database and $90,000 in the Energy Services Database, Towers Perrin would provide us with a market rate of $97,500 for that position ($100,000 x 75% = 75,000) plus (90,000 x 25% =22,500). The impact of weighting the two databases is to obtain a market rate designed to approximate the relative sizes of our non-utility and utility businesses. The different weightings do not have an impact on our decision-making.
9.	You state that you set salary and other forms of compensation based on “comparable executives including the executive compensation database material referenced by Towers Perrin.” Please briefly define “comparable executive.”
Response: By “comparable executive” we mean an executive having a similar range of responsibilities and the experience to fully perform these responsibilities. To the extent we use that term in a future Compensation Discussion and Analysis, we will include that definition as well.

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
October 14, 2010

10.	We note your indication on page 22 that you do not “benchmark against specific companies in the Tower Perrin reports” and we note your response to prior comment nine of our letter dated March 10, 2008. On the other hand, later on the same page you state that you seek to position a named executive officer’s salary grade so that the midpoint of the salary range in his salary grade approximates the 50th percentile and on page 24 you state that you establish the target award level of your annual bonus awards within the 50th to 75th percentiles for comparable executives. These statements lead us to believe that you do, in fact, benchmark. Please identify the components of the benchmark or tell us why you believe this is not appropriate. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our website, www.sec.gov.
Response: We have considered the staff’s interpretive guidance in the answer to Question 118.05 of the Regulation S-K Compliance and Disclosure Interpretations and we agree that we engage in benchmarking by using (through Towers Perrin) a database of compensation data that includes numerous other companies as a reference point to provide a framework for some of our compensation decisions. As the staff noted above, we do not use compensation data for specific companies. In addition, we do not select any of the specific companies contained in the Towers Perrin databases. Instead, to be more objective, we reference market rates that reflect all of the data submitted by all of the companies participating in the databases. Towers Perrin does not give to us any of the company-specific compensation data included in its databases nor do we otherwise obtain company-specific compensation data.
We believe that Towers Perrin’s regression analysis on the applicable positions in these databases is an appropriate method for establishing market rates. Regression analysis is an objective calculation that identifies a relationship between one variable (in this case, compensation) and another variable that is closely related to it. For utilities and broader general industry companies, revenue provides the firmest relationship to compensation. In other words, a larger company would be likely to pay a higher amount of compensation for the same position than a smaller company. Therefore, using this relationship, market rates are developed for positions comparable to those of the Corporation’s executives, as if the companies in the General Industry and Energy Services databases had revenues similar to the revenues of the Corporation. We believe that listing the names of each company contained in the databases is not appropriate because it could cause investors to believe that we evaluate data for each company in the database, instead of referencing market rates of compensation developed by our compensation consultant for each executive’s position using regression analysis.
Elements of Compensation, page 23
Salary, page 23
11.	We note that individual salaries are based, in part, on performance evaluations and that one of the performance criteria reviewed is the “accomplishment of annual goals and objectives.” Please briefly describe these annual goals and objectives.
Response: In future filings, we will briefly describe the nature of the annual goals and objectives. For the fiscal year referenced in our Proxy Statement, they included achieving satisfactory financial performance, making progress on overall business strategies, and carrying out the Corporation’s talent development and safety programs.

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
October 14, 2010

Annual Bonus Awards, page 36
12.	Please provide the EPU target and your actual EPU results for 2009. Also, please describe your “predetermined customer growth objectives,” including your customer growth objective for 2009 and your actual customer growth, as defined, for 2009. To the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 118.04 of our Compliance and Disclosure Interpretations of Regulation S-K available on our website at www.sec.gov. If disclosure of the performance-related factors would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.
Response: For fiscal year 2009, the EPU target was established to be in the range of $2.72 to $2.86 per unit, and actual EPU results were $3.59 per unit. In future filings, we will disclose the EPU target and the actual EPU results rather than the levels of EBITDA from which the targets are derived. The AmeriGas customer growth objective was not disclosed because disclosure would result in competitive harm. The formula for determining the customer growth objective for bonus purposes is a complex, internal management tool. It is based on assumed profitability of various categories of customers, and the likelihood of gaining or losing varying size customers, among other variables. We have never disclosed the customer growth objective or our formula for measuring this growth, because it would give competitors an insight into the Corporation’s growth and pricing strategies. While the customer growth objectives are intended to be achievable, they are aggressive. As evidence of this fact, during the last five years the customer growth objectives have only been met twice. In future filings we will discuss the difficulties of meeting the customer growth objective.
AmeriGas Partners, L.P. Form 10-K for the Fiscal Year Ended September 30, 2009
Item 11. Executive Compensation, page 24
Compensation Discussion and Analysis, page 34
13.	We note that you identified your general partner’s chairman and vice-chairman as two of your named executive officers. Please tell us your reasoning in identifying your general partner’s chairman and vice-chairman as named executive officers instead of some of the executive’s officers identified in your “Directors and Executive Officers of the General Partner” section. In this regard, please tell us your reasoning as to how your chairman and vice-chairman fit within the definition of executive officer found in Rule 3b-7 of the Exchange Act. We may have additional comment after reviewing your response.
Response: In addition to their positions as Chairman and Vice Chairman of the Board of Directors of the General Partner of AmeriGas, Mr. Greenberg and Mr. Walsh hold officer positions with the General Partner, with the titles of Chairman and Vice Chairman. In these respective capacities, each of Messrs. Greenberg and Walsh performs policy-making functions for AmeriGas. One of their policy-making functions is in the area of acquisitions and dispositions. In connection with their designation as executive officers by the Board of Directors, the Board has delegated to each of Messrs. Greenberg and Walsh authority as officers of the General Partner to approve capital commitments, business acquisitions and sales of assets for AmeriGas in greater amounts than the President has been authorized to approve.

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
October 14, 2010

Form 10-Q of UGI Corporation for the Fiscal Quarter Ended March 31, 2010
Item 1. Legal Proceedings, page 53
14.	We note your disclosure regarding the Antargaz Competition Authority Matter. Please briefly describe the material aspects of the Competition Authority’s report issued on April 26, 2010 and any relief they seek.
Response: In future filings, beginning with the Corporation’s Annual Report on Form 10-K for fiscal year 2010, we will include the following information concerning the Report of the French Competition Authority:
“The Competition Authority issued its Report on April 26, 2010 (the “Report”). The Report is the third pleading typically filed in a competition proceeding, preceded first by a Statement of Objections filed by the Competition Authority (the “Statement”), and then the Answer to the Statement filed by the defendant in the proceeding. The Report is, in essence, a revised version of the Statement which takes into consideration both the evidence and arguments made by a defendant in its Answer to the Statement. Similarly, in response to the Report, a defendant has the opportunity to file an Answer to the Report. Following submission of the two rounds of pleadings, a hearing is scheduled to allow the respective parties to present oral argument on the allegations contained in the Statement and Report.
In its Report, the Competition Authority stated its intent to prosecute certain previously alleged violations of French competition (antitrust) law. Antargaz filed its Answer to the Report on June 28, 2010 and a hearing before the Competition Authority was held on September 21, 2010 (“Hearing”). Because of the confidential nature of these proceedings, as dictated by French law, we are not at liberty to discuss the alleged violations in any greater level of detail. However, based on our review of the Report and participation in oral argument at the Hearing, we continue to believe that the $10 million reserve previously established by management is adequate. Notwithstanding our view, the final resolution could result in payment of an amount significantly different from the amount we have recorded.
It is not customary in these proceedings for either the Statement or the Report to set forth the nature of relief being sought by the Competition Authority. In keeping with this precedent, neither the Statement nor the Report in this matter set forth the relief being sought by the Competition Authority.

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
October 14, 2010

The relief to be awarded in this matter, if any, will not be known until a decision on the action has issued.”
* * * * *
The Corporations acknowledge that
•	they are responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you should have any questions, please do not hesitate to contact the undersigned at (610) 768-3622 or Linda L. Griggs, of Morgan, Lewis & Bockius LLP, at (202) 739-5245.
Sincerely yours,
UGI Corporation

By:	/s/ Robert H. Knauss Robert H. Knauss Vice President and General Counsel

UGI Utilities, Inc.

By:	/s/ Robert H. Knauss Robert H. Knauss Vice President and General Counsel

AmeriGas Partners, L.P.

By: AmeriGas Propane, Inc., it’s general partner

By:	/s/ Robert H. Knauss Robert H. Knauss Vice President and General Counsel

cc:	Linda L. Griggs, Esquire
Morgan, Lewis & Bockius LLP

Exhibit A

Gas Utility	2009	2008	Increase
(Millions of dollars)
Revenues	$1,241.0	$1,138.3	$102.7	9.0%
Total margin (a)	$387.8	$307.2	$80.6	26.2%
Operating income	$153.5	$137.6	$15.9	11.6%
Income before income taxes	$111.3	$100.5	$10.8	10.7%
System throughput — billions of cubic feet (“bcf”)	149.7	133.7	16.0	12.0%
Degree days — % colder (warmer) than normal (b)	4.1%	(2.7)%	—	—

(a)	Total margin represents total revenues less total cost of sales.

(b)
Deviation from average heating degree days for the 15-year period 1990–2004 based upon weather statistics provided by the National Oceanic and Atmospheric Administration (“NOAA”) for airports located within Gas Utility’s service territory.

Temperatures in the Gas Utility service territory based upon heating degree days were 4.1% colder than normal in Fiscal 2009 compared with temperatures that were 2.7% warmer than normal in Fiscal 2008. In Fiscal 2009, Gas Utility began calculating normal degree days using the 15-year period 1990-2004. Previously, normal degree days were based upon recent 30-year periods. For comparison purposes, the Fiscal 2008 weather variance has been recalculated using the new 15-year period. Total distribution throughput increased 16.0 bcf in Fiscal 2009 principally reflecting the effects of the October 1, 2008 CPG Acquisition (22.2 bcf) and increases in core-market volumes resulting from the colder Fiscal 2009 weather and year-over-year customer growth. These increases in system throughput were partially offset by the effects on volumes sold and transported due to lower demand from commercial and industrial customers as a result of the deterioration in general economic activity and customer conservation.
Gas Utility revenues increased $102.7 million in Fiscal 2009 principally reflecting ~~$187.4 million of~~ incremental revenues from CPG Gas ($187.4 million)~~largely~~ offset somewhat by  lower revenues from low-margin off-system sales ($90.3 million). Increases or decreases in retail core-market revenues and cost of sales principally result from changes in retail core-market volumes and the level of gas costs collected through the PGC recovery mechanism. Under the PGC recovery mechanism, Gas Utility records the cost of gas associated with sales to retail core-market customers at amounts included in PGC rates. The difference between actual gas costs and the amounts included in rates is deferred on the balance sheet as a regulatory asset or liability and represents amounts to be collected from or refunded to customers in a future period. As a result of this PGC recovery mechanism, increases or decreases in the cost of gas associated with retail core-market customers have no direct effect on retail core-market margin. Gas Utility’s cost of gas was $853.2 million in Fiscal 2009 compared with $831.1 million in Fiscal 2008 principally reflecting incremental cost of sales ~~of $117.0 million~~ associated with CPG Gas ($117.0 million) partially offset principally by the cost of sales effect of ~~the~~ lower off-system sales ($89.1 million).
Gas Utility total margin increased $80.6 million in Fiscal 2009 principally reflecting incremental margin from CPG Gas ($70.4 million) and higher total core-market margin from UGI Gas and PNG Gas ($11.3 million) resulting principally from the higher core-market volumes sold.
The increase in Gas Utility operating income during Fiscal 2009 principally reflects the previously mentioned greater total margin ($80.6 million) partially offset by higher operating and administrative and depreciation expenses ($59.3 million), principally incremental expenses associated with CPG Gas ($47.2 million), higher ~~pension expense,~~ costs associated with environmental matters ($4.1 million) and, to a lesser extent, higher pension and distribution system maintenance expenses. Income before income taxes also increased reflecting the previously mentioned higher operating income partially offset by higher interest expense associated with $108 million Senior Notes issued to finance a portion of the CPG Acquisition ($7.2 million).